Mail Stop 0308

      May 17, 2005

via U.S. mail and facsimile

Mr. Walker Boyd
Group Financial Director
Signet Group plc
Zenith House
The Hyde
London, England  NW9 6EW

		RE:	Signet Group plc
			Form 20-F for the year ended January 29, 2005
			Filed May 3, 2004

Dear Mr. Boyd:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nili Shah at (202) 942-2923 or, in her absence, to the undersigned at (202) 551-3841.

							Sincerely,


							Mike Moran
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
Page 2 of 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE